

Mail Stop 3561

February 23, 2009

Mr. Paul Fishkin
EN2GO International, Inc.
2921 W. Olive Ave.
Burbank, CA 91505

> **Re: EN2GO International, Inc.**
> **Form 10-K for the year ended August 31, 2008**
> **Filed December 15, 2008**
> **Form 10-Q for the fiscal quarter ended November 30, 2008**
> **File No. 0-50480**

Dear Mr. Fishkin:

We have reviewed your response letter dated February 17, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2008

Financial Statements

1.   We have reviewed your response to comment one in our letter dated February 9, 2009 and note that you have not yet issued the shares of common stock to Mr. Wozniak and thus have not accounted for this agreement in the Company's books. We have the following additional comments:
 - Please explain to us in more detail the terms of the agreement with Mr. Wozniak, including whether it was written or oral, whether he can demand the shares at any time, and whether there were any conditions such as a service or performance condition before these shares must be issued.
 - If the agreement is written, please provide us with a copy of the agreement.

- Please explain to us in detail how you considered the guidance in SFAS 123R when determining the accounting for this stock agreement, including the guidance in paragraphs A76 and A77 of SFAS 123R. Your response should clearly explain at what point you will record compensation expense for this arrangement and how that accounting complies with SFAS 123R or any other applicable accounting literature.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief